UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Twitter, Inc.

(Name of Issuer)

Common Stock, par value $0.000005 per share

(Title of Class of Securities)

90184L102

(CUSIP Number)

Qatar Investment Authority
Ooredoo Tower (Building 14)
Al Dafna Street (Street 801)
Al Dafna (Zone 61)
PO Box: 23224
Doha, State of Qatar
(+974) 4499-5919

With a copy to:
Jonathan Levitsky, Esq.
Michael Diz, Esq.
Uri Herzberg, Esq.
Debevoise & Plimpton LLP
919 Third Ave
New York, NY 10022
(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d 1(f) or §240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102
1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,048

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,048

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.008%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 764,180,688 shares of Common Stock outstanding as of April 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1355 Market Street, Suite 900, San Francisco, CA 94103.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed by the Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, with respect to the shares of Common Stock held directly by QSMA1 LLC (“QSMA”), a limited liability company established under the laws and regulations of the Qatar Financial Centre and a wholly-owned subsidiary of QIA.

The principal business address for QIA is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.

(d)-(e) During the last five years, QIA has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Qatar.

Item 3.	Source and Amount of Funds or Other Consideration

QSMA acquired the shares of Common Stock between June 24, 2021 and October 13, 2021 in open market transactions at prices and on the dates set forth on Schedule A hereto.  The source of funds used to purchase such shares of Common Stock was cash reserves of the State of Qatar.

Item 4.	Purpose of Transaction

On May 4, 2022, QIA TMT Holding LLC, a limited liability company established under the laws and regulations of the Qatar Financial Centre and a wholly-owned subsidiary of QIA (“QIA TMT”), entered into an equity financing commitment letter (the “Equity Commitment Letter”) with X Holdings I, Inc. (“Parent”), an entity wholly-owned by Elon Musk (the “Principal”), in connection with Parent’s proposed acquisition of the Issuer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of April 25, 2022, by and among the Issuer, Parent, X Holdings II, Inc., a direct wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the purpose of certain specified provisions, the Principal.

Pursuant to the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger”), and (ii) each share of Common Stock (other than certain excluded shares) will be converted into the right to receive $54.20 per share in cash, without interest (the “Merger Consideration”).  If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately held company owned directly or indirectly by the Principal and certain of his affiliates and co-investors and will no longer be listed on the New York Stock Exchange.

Pursuant to the terms of the Equity Commitment Letter, QIA TMT has committed to contribute to Parent, at or immediately prior to the closing of the Merger and subject to the conditions set forth in the Equity Commitment Letter, $375,000,000 in exchange for common stock (or its equivalent if a limited liability company or limited partnership) of Parent (the “Equity Commitment”), subject to the completion of the Merger.  The Principal in his sole discretion may reduce the amount of the Equity Commitment to be funded by QIA TMT pursuant to the Equity Commitment Letter.  The Equity Commitment may be used solely as will be required, and solely to the extent necessary, to fund the amounts required to be funded by Parent in connection with the Merger Agreement, solely to the extent and when required to be paid on the terms and subject to the conditions set forth in the Equity Commitment Letter and in the Merger Agreement and not for any other purpose whatsoever.

QIA TMT has also evaluated and may enter into one or more other agreements with Parent providing for additional equity commitments in respect of the Merger.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, 60,048 shares of Common Stock are owned directly by QSMA and may be deemed to be beneficially owned by QIA, as the parent and sole shareholder of QSMA.  The 60,048 shares of Common Stock beneficially owned by QIA represent 0.008% of the outstanding shares of Common Stock, based on 764,180,688 shares of Common Stock outstanding as of April 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022.

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 60,048

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 60,048

As a result of investment management agreements between QSMA and certain registered investment advisers in respect of securities held directly by QSMA, including shares of Common Stock, QIA may be deemed to share beneficial ownership in respect of its directly held shares of Common Stock with such investment advisers.

By virtue of the Equity Commitment Letter, QIA and the Principal may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act.  Collectively, the “group” may be deemed to beneficially own an aggregate of 73,175,086 shares of Common Stock (based solely on the information included in the Schedule 13D/A filed by the Principal with the Securities and Exchange Commission on May 5, 2022), which represents approximately 9.6% of the Issuer’s outstanding shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that QIA and the Principal are members of any such group.  QIA disclaims beneficial ownership over any shares of Common Stock beneficially owned by the Principal.

(c)	QIA has effected no transactions in the Common Stock within the past sixty days, except as described in Item 4 of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Equity Commitment Letter in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Equity Commitment Letter, dated as of May 4, 2022, by and among QIA TMT Holding LLC and X Holdings I, Inc. (incorporated by reference to Exhibit M to the Schedule 13D/A filed by Elon Musk with the Securities and Exchange Commission on May 5, 2022)

Exhibit 2	Certificate of Incumbency

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 16, 2022

Qatar Investment Authority

	Signature:	/s/ Andrew Watkins
	By:	Andrew Watkins**
	Title:	Associate General Counsel, Compliance

** Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency dated February 2, 2022, and included as Exhibit 2 hereto.

Schedule A

Date	Transaction	No. of Shares	Price
June 24, 2021	Open market purchase	6,063	$68.25
June 29, 2021	Open market purchase	6,162	$69.00
July 6, 2021	Open market sale	872	$69.40
July 8, 2021	Open market purchase	6,432	$66.83
July 15, 2021	Open market purchase	6,045	$68.07
July 20, 2021	Open market purchase	6,007	$67.94
Sept. 14, 2021	Open market purchase	5,689	$60.19
Sept. 24, 2021	Open market purchase	5,816	$67.22
Sept. 29, 2021	Open market purchase	6,584	$60.07
Oct. 8, 2021	Open market purchase	5,932	$63.68
Oct. 13, 2021	Open market purchase	6,190	$62.20